December 6, 2006	Steven M. Kaufman Partner +1.202.637.5736 smkaufman@hhlaw.com
BY EDGAR and FACSIMILE
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed November 13, 2006
File No. 333-138084
Dear Mr. Shuman:
On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated November 29, 2006 relating to your review of the above filings.
ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Incorporation of Certain Documents by Reference, page 7
1.	Please update this section to include the Form 10-Q filed on November 13, 2006 as well as any other Exchange Act reports that might be filed prior to the filing of the amended Form S-3.

Response: The Company has filed an amended Form S-3 that will include all appropriate filings made prior to the filing of the amended Form S-3.

Mark P. Shuman
December 6, 2006

Legal Opinion
2.	Please furnish a current opinion of counsel regarding the legality of the shares being registered.

Response: The Company has filed a current opinion of counsel regarding the legality of the shares being registered as an exhibit to the amended Form S-3.
Accountants’ Consent
3.	Please furnish a manually signed and currently dated auditors’ consent.

Response: The Company has filed a manually signed and currently dated auditors’ consent as an exhibit to the amended Form S-3.
* * * *
Your attention to this response is greatly appreciated. Should you have any questions concerning the above response, please do not hesitate to call me at (202) 637-5736 or Elizabeth S. Roberts at (202) 637-6521.
Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar
Elizabeth S. Roberts